

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 28, 2016

<u>Via E-mail</u>
Michael D. Grubbs
Chief Financial Officer
TRI Pointe Group, Inc.
19540 Jamboree Road, Suite 300
Irvine, California 92612

> **Re: TRI Pointe Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-35796**

Dear Mr. Grubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45</u>

1. In future filings, please discuss known trends or uncertainties that you reasonably expect have had or will have a material impact on your continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

<u>1. Organization and Summary of Significant Accounting Policies, page 75</u>
<u>Warranty Reserves, page 77</u>

2. You disclose that you engaged a third-party actuary to estimate a reserve amount for your warranty-related costs and that management increased the warranty liability. Please tell us whether the actuary is considered an expert under Section 11(a) of the Securities Act and Section 436(b) of Regulation C, as it is unclear from the disclosure provided. If so, please name the expert and include their consent, as the Form 10-K is incorporated by reference in the open Form S-3.

10. Goodwill and Other Intangible Assets, page 89

3. Please expand your disclosures to clarify that the goodwill balance is allocated to the TRI Pointe Homes reportable segment, if correct. Please refer to ASC 350-20-50-1 for guidance.

22. Supplemental Guarantor Information, page 103

4. Please revise your disclosures to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that "wholly-owned" has a different meaning than 100% owned per Article 1-02(aa) of Regulation S-X.

5. Please expand your disclosures to clarify that the guarantees are full and unconditional in addition to being joint and several in accordance with Article 3-10 of Regulation S-X, if correct. To the extent that there are circumstances in which the guarantor subsidiaries may be released from its obligations to guarantee the Senior Notes, please provide a description of the release provisions.

6. Based on your disclosures, it appears as though the Senior Notes are issued by the parent and also by TRI Pointe Homes, a subsidiary. As such, it is unclear why the condensed consolidating financial information does not include a separate column for the parent company and a separate column for TRI Pointe Homes. It is also unclear why the condensed consolidated financial information is not presented for fiscal year 2013, as it appears that TRI Pointe Group (formerly known as WRECO) was the original issuer of the Senior Notes and WRECO and certain of its subsidiaries are now guarantors of the Senior Notes. Please provide us with a comprehensive explanation as to how you determined your current presentation complies with the requirements in Article 3-10 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156, or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction